Yummy Future Inc. (the “Company”) a Delaware Corporation

Financial Statements

**For the fiscal year ended December 31, 2021**

*Unaudited*

# Yummy Future Inc.

Balance Sheet

As of Dec 31, 2021

| | Total |
|---|---|
| Assets | |
| **Total for Assets** | |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| FUTA Tax Payable | 29.08 |
| SUTA Payable | 173.25 |
| **Total for Other Current Liabilities** | **$202.33** |
| **Total for Current Liabilities** | **$202.33** |
| **Total for Liabilities** | **$202.33** |
| Equity | |
| Capital Stock | 1,000.00 |
| Opening balance equity | 235,796.18 |
| Retained Earnings | -236,998.51 |
| Net Income | |
| **Total for Equity** | **-$202.33** |
| **Total for Liabilities and Equity** | **-$0.00** |

# Yummy Future Inc.
## Profit and Loss
### January-December, 2021

| | Total |
|---|---|
| Income | |
| Miscellaneous Income | 0.00 |
| Sales - Coffee shop | 0.00 |
| **Total for Income** | **$0.00** |
| Cost of Goods Sold | |
| Cost of goods sold | 0.00 |
| **Total for Cost of Goods Sold** | **$0.00** |
| **Gross Profit** | **$0.00** |
| Expenses | |
| Advertising & marketing | 0.00 |
| Auto Rental | 0.00 |
| Business licenses | 0.00 |
| General business expenses | |
| Bank fees & service charges | 0.00 |
| **Total for General business expenses** | **$0.00** |
| Insurance | 0.00 |
| Legal & accounting services | |
| Accounting fees | 0.00 |
| **Total for Legal & accounting services** | **$0.00** |
| Meals | 0.00 |
| Miscellaneous | 0.00 |
| Office expenses | 0.00 |
| **Total for Office expenses** | **$0.00** |
| Payroll expenses | 0.00 |
| Pest Control | 0.00 |
| Repairs & maintenance | 0.00 |
| Research & Development | 0.00 |
| **Total for Research & Development** | **$0.00** |
| Sales Tax paid | 0.00 |
| Travel | 0.00 |
| Utilities | 0.00 |
| **Total for Expenses** | **$0.00** |
| **Net Operating Income** | **$0.00** |
| Other Income | |
| Interest earned | 0.00 |
| **Total for Other Income** | **$0.00** |
| Other Expenses | |
| **Total for Other Expenses** | **$0.00** |
| **Net Other Income** | **$0.00** |
| **Net Income** | **$0.00** |

# Yummy Future Inc.

Statement of Cash Flows

January-December, 2021

| Account Name | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| FUTA Tax Payable | 29.08 |
| SUTA Payable | 173.25 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$202.33** |
| **Net cash provided by operating activities** | **$202.33** |
| FINANCING ACTIVITIES | |
| Capital Stock | 1,000.00 |
| Opening balance equity | 235,796.18 |
| Retained Earnings | -236,998.51 |
| **Net cash provided by financing activities** | **-$202.33** |
| **NET CASH INCREASE FOR PERIOD** | **-$0.00** |
| **Cash at beginning of period** | **$0.00** |
| **CASH AT END OF PERIOD** | **-$0.00** |

# Yummy Future Inc.
## Statement of Changes in Equity

| Accounts | 2021 |
|---|---|
| Opening Balance of Stockholders' Equity | 235,796.18 |
| Net Income | 0.00 |
| Issuance of Capital Stock | 1,000.00 |
| Retained Earnings Adjustment | (236,998.51) |
| Closing Balance of Stockholders' Equity | **(202.33)** |

Yummy Future Inc.
Notes to the Financial Statements
**For the fiscal year ended December 31, 2021**
$USD

## 1. ORGANIZATION AND PURPOSE

Yummy Future Inc. (the "Company") is a corporation organized on September 6, 2018 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.